SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..                    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                Yes                No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES SETTLEMENT OF US CLASS ACTION FOLLOWING MEDIATION

Ryanair Holdings Plc today (7th June) confirmed that the US Class Action launched by the City of Birmingham Pension Fund in Nov 2018, has been settled following recent mediation between the parties. This settlement came after the US District Court in 2020 dismissed many of the claims made by the plaintiff, considerably narrowing the grounds for action.

A spokesperson for Ryanair welcomed this settlement. The total settlement amount is $5m, which is considerably less than the legal costs that would have been incurred had this action gone all the way to trial. Ryanair contends there was no lawful basis for this claim, but that the settlement is in the interest of all shareholders due to the very modest settlement amount.

The final settlement agreement will be subject to approval by the Court.

ENDS

For further information
please contact:

Press Office
Ryanair DAC
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 June 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary